EXHIBIT 1.2

KongZhong Corporation Reports Unaudited Second Quarter 2008 Financial Results

Beijing, China, August 15, 2008 - KongZhong Corporation (NASDAQ: KONG), a leading wireless value-added services (WVAS) and wireless media company in China, today announced its unaudited second quarter 2008 financial results.

Second Quarter 2008 Financial Highlights:

●	Total revenues increased 10% sequentially to $23.52 million, exceeding the Company’s second-quarter revenue guidance of $22 million to $23 million.

●	Total mobile advertising revenues increased 68% sequentially to $357,000.

●	US GAAP net income was $0.30 million. Basic earnings per ADS were $0.01. Diluted earnings per ADS were $0.01.

●
Non-GAAP net income was $1.06 million. Non-GAAP diluted earnings per ADS were $0.03. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, KongZhong’s Chairman and Chief Executive Officer, Yunfan Zhou, said, “We are glad that both our WVAS revenues and mobile advertising revenues increased in Q2. In 2008, we will continue pursuing our wireless Internet strategic initiative, as we have observed that the wireless Internet is becoming a more important source of information and entertainment for mobile phone users in China.”

Business Highlights:

●	On July 3, 2008, the Company was awarded the “Best Wireless Media” award at the 2008 iResearch New Marketing Conference.

●
In August 2008, the Company and Focus Wireless Media Technology Co., Ltd. (“Focus Wireless”) entered into a revised agreement to discontinue their strategic cooperation after the end of 2008. The Company previously announced in March 2008 that the Company and Focus Wireless planned a two-year cooperation until May 2010.

●
In July 2008, the Company signed an agreement with Xin Chuang Hang Yuan Technology Co. Ltd. (“XCHY”), a company providing discount e-coupons on mobile phones and Internet in China, to purchase 19.9% of the total equity interest in XCHY for about $1.46 million. The investment was completed in August 2008. Through its investment in XCHY, the Company expects to provide discount e-coupon services to Kong.net users.

Financial Results:

(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

WVAS segment

	For the Three Months Ended June 30, 2007 (US$ thousands)	For the Three Months Ended March 31, 2008 (US$ thousands)	For the Three Months Ended June 30, 2008 (US$ thousands)
WVAS revenues
2.5G:
WAP	$2,062	$3,060	$2,968
MMS	3,582	2,868	4,429
JAVATM	631	781	327
	6,275	6,709	7,724
2G:
SMS	7,216	9,592	10,303
IVR	2,158	2,873	3,151
CRBT	1,074	1,971	1,950
	10,448	14,436	15,404
Total WVAS revenues	16,723	21,145	23,128
WVAS cost of revenues	8,552	11,587	12,534
WVAS gross profit	8,171	9,558	10,594
WVAS operating expenses
Product development	2,221	2,189	1,933
Sales & marketing	2,324	3,579	3,740
General & administrative	1,956	1,648	2,824
Subtotal	6,501	7,416	8,497
WVAS operating income	$1,670	$2,142	$2,097

WVAS gross margin	49%	45%	46%
WVAS operating margin	10%	10%	9%

Total WVAS revenues for the second quarter increased 9% sequentially to $23.13 million. Revenues from 2.5G services accounted for approximately 33% of total WVAS revenues and revenues from 2G services represented the remaining 67%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and JAVATM technologies, increased 15% sequentially to $7.72 million. WAP revenues in the second quarter of 2008 were $2.97 million, a decrease of 3% sequentially. MMS revenues in the second quarter of 2008 were $4.43 million, an increase of 54% sequentially. JAVATM revenues in the second quarter of 2008 were $0.33 million, a decrease of 58% sequentially.

Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), increased 7% sequentially to $15.40 million in the second quarter of 2008. SMS revenues in the second quarter of 2008 increased 7% sequentially to $10.30 million. IVR revenues in the second quarter of 2008 increased 10% sequentially to $3.15 million. CRBT decreased 1% sequentially to $1.95 million.

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 26% of the total second quarter WVAS revenues, while revenues from China Mobile accounted for the remaining 74%.

WVAS Cost and Expenses

The WVAS cost of revenues in the second quarter of 2008 totaled $12.53 million, an increase of 8% sequentially. WVAS gross margin in the second quarter of 2008 was 46% compared to 45% in the first quarter of 2008.

Total WVAS operating expenses in the second quarter of 2008 were $8.50 million, an increase of 15% sequentially. Product development expenses were $1.93 million and represented 8% of revenues. Sales and marketing expenses were $3.74 million and represented 16% of revenues. General and administrative expenses were $2.82 million and represented 12% of revenues.

Wireless Internet segment

	For the Three Months Ended June 30, 2007 (US$ thousands)	For the Three Months Ended March 31, 2008 (US$ thousands)	For the Three Months Ended June 30, 2008 (US$ thousands)
Mobile advertising revenues	$223	$212	$357
Other revenues	13	29	33
Total Revenues	236	241	390
Cost of revenues	158	233	278
Gross profit	78	8	112
Operating expenses	2,372	3,249	2,800
Operating loss	$(2,294)	$(3,241)	$(2,688)

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet sites, were $357,000 in the second quarter of 2008.

Operating expenses related to the Company’s wireless Internet sites were $2.80 million, which included $1.34 million in marketing and advertising expenses.

The Company’s total headcount increased from 817 as of March 31, 2008 to 855 as of June 30, 2008.

Earnings

US GAAP net income totaled $0.30 million in the second quarter of 2008. Basic earnings per ADS were $0.01. Diluted US GAAP earnings per ADS were $0.01 for the second quarter.

Non-GAAP net income in the second quarter of 2008 was $1.06 million. Diluted Non-GAAP earnings per ADS were $0.03 for the second quarter.

Balance Sheet and Cash Flow

As of June 30, 2008, the Company had $130.63 million in cash and cash equivalents. Cash in-flows from operating activities totaled $4.65 million in the first six months of 2008.

Business Outlook:

Based on information available on August 15, 2008, the Company expects total revenues for the third quarter of 2008 to be between $23.5 million and $24.5 million.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on August 15 (8:30 pm Eastern time and 5:30 pm Pacific time on August 14, 2008). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended June 30, 2007	For the Three Months Ended March 31, 2008	For the Three Months Ended June 30, 2008
Revenues	$16,959	$21,386	$23,518
Cost of revenues	8,710	11,820	12,812
Gross profit	8,249	9,566	10,706
Operating expense
Product development	3,068	3,576	3,363
Sales & marketing	3,849	5,422	5,083
General & administrative	1,956	1,667	2,851
Subtotal	8,873	10,665	11,297
Operating income (loss)	(624)	(1,099)	(591)
Non-operating income
Interest income	952	1,273	1,388
Subtotal	952	1,273	1,388
Income before tax expense	328	174	797
Income tax expense (benefit)	289	86	497
Net income	$39	$88	$300

Basic earnings per ADS	$0.00	$0.00	$0.01
Diluted earnings per ADS	$0.00	$0.00	$0.01
ADS outstanding (million)	35.58	35.58	35.62
ADS used in diluted EPS calculation (million)	35.77	35.93	35.93

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2008
Cash Flows From Operating Activities
Net Income	$1,601	$388
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,259	1,258
Depreciation and amortization	1,354	1,475
Disposal of property and equipment	8	-
Gain on sales of investment	(208)	-
Changes in operating assets and liabilities	(1,464)	1,525
Net Cash Provided by Operating Activities	2,550	4,646

Cash Flows From Investing Activities
Proceeds from sales of investment	208	-
Purchase of property and equipment	(908)	(1,205)
Acquisition of subsidiaries	(17,000)	(1,500)
Net Cash Used in Investing Activities	(17,700)	(2,705)

Cash Flows From Financing Activities
Proceeds from exercise of share options	134	-
Net Cash Provided by Financing Activities	134	-

Effect of foreign exchange rate changes	2,363	6,344

Net (decrease) increase in Cash and Cash Equivalents	($12,653)	$8,285
Cash and Cash Equivalents, Beginning of Period	$131,402	$122,343
Cash and Cash Equivalents, End of Period	$118,749	$130,628

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	June 30, 2007	March 31, 2008	June 30, 2008
Cash and cash equivalents	$118,749	$126,811	$130,628
Accounts receivable (net)	12,454	15,874	18,368
Other current assets	2,813	4,381	3,535
Total current assets	134,016	147,066	152,531

Rental deposits	399	465	522
Intangible assets (net)	1,628	1,132	982
Property and equipment (net)	3,223	3,357	3,760
Long-term investment	-	1,500	1,500
Goodwill	33,499	36,361	37,167
Total assets	$172,765	$189,881	$196,462

Accounts payable	$5,582	$7,547	$8,543
Other current liabilities	4,929	5,420	6,689
Total current liabilities	10,511	12,967	15,232

Non-current deferred tax liability	116	147	131
Total liabilities	$10,627	$13,114	$15,363

Shareholders’ equity	162,138	176,767	181,099
Total liabilities & shareholders’ equity	$172,765	$189,881	$196,462

● Non-GAAP Financial Measures

● To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

● The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

● For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain on sales of investment, and share-based compensation expense.

● Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2007	For the Three Months Ended March 31, 2008	For the Three Months Ended June 30, 2008
GAAP Net Income	$39	$88	$300
Share-based compensation	691	671	587
Amortization or write-off of intangibles	207	189	169
Non-GAAP Net Income	$937	$948	$1,056

Non-GAAP adjusted diluted net income per ADS ønote 1÷	$0.03	$0.03	$0.03

Note 1: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP Net Income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators, which may be affected by the on-going restructuring of the PRC telecommunications industry as announced by the Ministry of Information and Industry Technology in May 2008; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:		Media Contact:
Sam Sun		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	+86 10 8857 6000	Tel:	+86 10 8857 6000
Fax:	+86 10 8857 5891	Fax:	+86 10 8857 5900
E-mail:	ir@kongzhong.com	E-mail:	xiaohu@kongzhong.com